April 6, 2017

Revised September 20, 2017

Ms. Lauren Hamilton

Division of Investment Management

Disclosure Review Office

Securities and Exchange Commission

3 World Financial Center

New York, NY 10281

Re: Copley Fund

Dear Ms. Hamilton:

I write in response to the matters you raised in our telephone conversation on Wednesday, March 22, 2017 as supplemented in our telephone conversation on Tuesday,

September 19, 2017.

1.	Question: Status of Fidelity Bond

The current Fidelity Bond was filed. Prior to its expiration, a renewal Bond will be filed.

2.	Question: Method of calculating tax reserve

The Copley Fund tax reserve is calculated in accordance with ASC 740.

3.	Question: Discussion of factors affecting Copley Fund’s results

In the Annual Report for the year ended February 28, 2017, in the President’s Letter and Management’s Discussion of Fund Performance, there was a greater commentary on the factors which management believes have a material effect on the Fund’s results. This practice will continue.

4.	Question: Recoupment of the portion of management fees waived by the investment advisor

The portion of the management fees voluntarily waived by the investment advisor is not recoupable by the investment advisor.

845 Third Avenue, 5th Floor ■ New York, New York 10022-6601

T: 212.935.3131 ■ F: 212.935.4514 ■ www.gdblaw.com

5.	Question: Funds payable to an affiliate

The funds payable by the Operating Division to a company owned by the Chairman of the Fund are for rent for a facility owned by that company. These payments are approved by Copley Fund’s board.

6.	Question: Calculations of expense ratio

Your other comments related to how expense ratios were calculated: you suggested that the number of ratios was excessive (with particular reference to page 13 of Form N-1A) and that they might be confusing and inconsistent. This was addressed in the 2017 Annual Report and in the Prospectus dated June 29, 2017. See particularly footnote (b) at page 3.

Regarding the expense ratio in the hypotheoreticals, see the footnote to the chart at page 21 of the Annual Report dated February 28, 2017.

We continue to wrestle with these ratios in light of three considerations:

•	to provide the information required;
•	to do so in a way which is not misleading, i.e., which explains why the tax reserve results in an “operating expense” which is far greater than actual operating/administrative expenses and therefore an extraordinarily high expense ratio; and
•	to not overwhelm the reader with too many ratios.

I trust that this is responsive to your comments and questions. If you have any questions regarding the above, please contact me.

Thank you for your comments and your attention to the Copley Fund.

Sincerely yours,

/s/ David I. Faust
DIF/stw	David I. Faust

Cc:	Mr. Irving Levine Ms. Sheila Handler